Exhibit 1
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FOR IMMEDIATE RELEASE                                    14 February 2008


                              WPP GROUP PLC ("WPP")

       WPP Digital acquires digital agency HeathWallace Limited in the UK


WPP Digital,  the digital investment arm of WPP Group plc ("WPP") announces that
it  has   acquired   75%  of  the  issued   capital  of   HeathWallace   Limited
("HeathWallace"), a leading UK website design and development agency.

Founded in 2001, HeathWallace is based in Reading with an office in Hong Kong and employs 60 people. Clients include HSBC, RBS, ABN Amro and AIB.

HeathWallace's unaudited revenues for the year ended 31 December 2007 were (pound)4.3 million, with gross assets at the same date of (pound)3.1 million.

This investment continues WPP's strategy of developing its networks in fast growing sectors and markets and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                               T + 44 (0)20 7408 2204
www.wpp.com
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